Relmada Therapeutics, Inc.

880 Third Avenue, 12th Floor

New York, NY 10022

October 17, 2019

VIA EDGAR

Tonya K. Aldave

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Relmada Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-l
Filed October 11, 2019
File No. 333-233228

Dear Ms. Aldave:

We are in receipt of your comment letter dated October 16, 2019 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by Relmada Therapeutics, Inc.’s (the “Company”) responses:

Amendment No. 1 to Form S-1

Description of Securities

Forum of Adjudication of Disputes, page 91

1.	We note your response to our prior comment 1 and reissue in part. Your forum selection provision identifies a Nevada state court as the exclusive forum for certain litigation, including and “derivative action.” We note from your revise disclosure that this provision applies to claims arising under the Exchange Act. Please note that Section 27 of the Exchange Act created exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Please revise the prospectus to clarify, it true, that the company does not intend for the exclusive forum provision to apply to Exchange Act claims.

RESPONSE:	On page 91 we have revised the prospectus to clarify that the company does not intend for the exclusive forum provision to apply to Exchange Act claims.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Relmada Therapeutics, Inc.

By:	/s/ Sergio Traversa
Sergio Traversa
Chief Executive Officer